UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

or

☐   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                  TO

COMMISSION FILE NUMBER 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

InterActiveCorp Retirement Savings Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

IAC/InterActiveCorp

152 West 57th Street
New York, New York
10019

REQUIRED INFORMATION

1.        Not applicable.

2.        Not applicable.

3.        Not applicable.

4.        The InterActiveCorp Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)   Consent of Ernst & Young LLP.

(99)   Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

i

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVECORP RETIREMENT SAVINGS PLAN
By:	/s/ KARLA PACKER
Karla Packer
Vice President, Human Resources
IAC/InterActiveCorp

ii

Appendix I

Financial Statements and Supplemental Schedules

InterActiveCorp Retirement Savings Plan December 31, 2004 and 2003 and Year Ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

iii

InterActiveCorp Retirement Savings Plan

Financial Statements
and Supplemental Schedules

December 31, 2004 and 2003

i

Report of Independent Registered Public Accounting Firm

The Administrative Committee

InterActiveCorp Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the InterActiveCorp Retirement Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at year end) as of December 31, 2004 and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
New York, New York
June 22, 2005

InterActiveCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value	$253,316,695	$207,492,039
Receivables:
Participant	1,290,697	865,554
Employer	436,431	236,136
Total receivables	1,727,128	1,101,690
Net assets available for benefits	$255,043,823	$208,593,729

See accompanying notes to financial statements.

InterActiveCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31 2004
Additions to net assets attributed to:
Dividend and interest income	$5,905,504
Net realized and unrealized appreciation in fair value of plan investments	12,151,648
Participant contributions	34,475,759
Employer contributions	11,461,401
Participant rollover contributions	4,497,709
Transfers from other plans	4,018,964
Total additions	72,510,985
Deductions from net assets attributed to:
Benefits paid to participants	25,680,161
Administrative expenses	380,730
Total deductions	26,060,891
Net increase in net assets available for benefits	46,450,094
Net assets available for benefits—beginning of year	208,593,729
Net assets available for benefits—end of year	$255,043,823

See accompanying notes to financial statements.

InterActiveCorp Retirement Savings Plan
Notes to Financial Statements

December 31, 2004 and 2003

1.   Description of the Plan

The following description of the InterActiveCorp Retirement Savings Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of certain affiliated companies of IAC/InterActiveCorp (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective August 1, 2003, the Plan was amended and restated to change its name from the USA Interactive Retirement Savings Plan to the InterActiveCorp Retirement Savings Plan.

During 2004 the Plan was amended to effect the Plan mergers described in Note 5.

Contributions

Participants can make pre-tax deferrals ranging from 1% to 16%, and after tax contributions ranging from 1% to 10%, in each case, of their compensation (as defined in the Plan documents) through payroll deductions. Participants can direct their contributions to any of the Plan’s fund options and may change their investment options on a daily basis.

The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds which is set annually by the Company’s Board of Directors. For the year ended December 31, 2004, the Company’s matching contribution was $11,461,401. No discretionary contributions were made to the Plan. Participants can direct Company contributions to any of the Plan’s fund options in the same manner as they direct their own contributions.

Vesting

Participant contributions are fully vested at the time of contribution. Generally participants are 100% vested in the Company contribution portion of their accounts plus actual earnings thereon after two years of credited service. Certain participants who were participants in plans that were merged into the plan have different vesting periods for the company contribution portion of their accounts. Participants should refer to the Plan documents for a more complete description of the plan’s vesting provisions.

Eligibility

Participants must be 21 years of age or older and are eligible to participate upon commencement of service, as defined in the Plan document.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant account balances as

InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

1.   Description of the Plan (Continued)

defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company’s matching contributions and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $473,140 and $508,325 at December 31, 2004 and 2003, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through regular payroll deductions.

Payment of Benefits

Upon a participant’s retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum unless the participant’s vested balance is more than $5,000 and the participant elects to leave such amounts in the Plan. Participants reaching the age of 59.5 may elect to withdraw some or all of their accounts while still employed. Participants’ pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Participants who have made after-tax contributions may elect to withdraw some or all of the vested portion of their accounts with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balances, subject to income tax and early withdrawal penalties.

Plan Termination

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants’ accounts would become 100% vested and the net assets would be distributed to participants.

Administrative Expenses

Substantially all of the administrative expenses are paid by the Plan unless the Company elects to pay such expenses.

InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.   Investments

The Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year end
December 31, 2004
Investments in mutual funds	$16,158,023
Investments in common stock	(4,006,375)
$12,151,648

The Plan’s investments are held in a trust fund. The following are investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2004	2003
Fidelity Low-Priced Stock Fund	$17,274,865	$—
Lord Abbett Mid-Cap Value A	12,815,958	—
IAC/InterActiveCorp Common Stock	18,024,927	21,576,077
Fidelity Freedom 2030 Fund	16,823,665	13,323,372
Fidelity Managed Income Portfolio II	28,697,184	28,343,415
Fidelity Blue Chip Growth Fund	25,536,941	23,707,172
Fidelity Equity Diversified International Fund	20,761,112	12,943,685
Fidelity Spartan U.S. Equity Fund	25,391,395	21,534,614

InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

4.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 19, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to receipt of this determination letter from the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended and restated in its entirety subsequent to the receipt of the determination letter. A new request for a determination letter on the Plan’s qualified status was submitted to the IRS on June 18, 2004. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5.   Plan Mergers

Effective January 1, 2004 the Company, as permitted by the relevant Plan documents, merged the Hotwire 401(k) Retirement Savings Plan ( the “Hotwire Plan”) and effective October 1, 2004, merged the TripAdvisor 401(k) Retirement Savings Plan (the “TripAdvisor Plan”) into the Plan. As a result of these mergers, all net assets available for benefits of both the Hotwire Plan and the TripAdvisor Plan were transferred to the Plan during 2004.

6.   Subsequent Events

Effective January 1, 2005, the Company, as permitted by the relevant plan documents, merged $117,988 of assets from the ServiceMagic 401(k) Plan (the “ServiceMagic Plan”) into the Plan and effective May 2, 2005, the Home Loan Center 401(k) Plan (the “Home Loan Center” Plan) merged $6,855,325 of assets into the Plan. As a result, effective January 1, 2005 and May 2, 2005 all of the net assets available for benefits of the ServiceMagic Plan and the Home Loan Center Plan were transferred to the Plan, respectively.

The Plan was amended effective March 28, 2005 in order to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) rules regarding de minimus cash-outs. Under these new rules, the Plan will cash-out any participants with account balances of $1,000 or less. All participants with account balances in the amount of $1,000 to $5,000 will be automatically rolled over into an IRA account, unless the participant makes a different election.

InterActiveCorp Retirement Savings Plan

Supplemental Schedules

E.I.N. 59-2712887 Plan No: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity Brokerage Link	Self Directed Brokerage Account	$2,350,315
*	Fidelity Freedom 2000 Fund	Mutual Fund	443,147
*	Fidelity Freedom 2010 Fund	Mutual Fund	4,929,920
*	Fidelity Freedom 2015 Fund	Mutual Fund	497
*	Fidelity Freedom 2020 Fund	Mutual Fund	11,384,526
*	Fidelity Freedom 2025 Fund	Mutual Fund	479
*	Fidelity Freedom 2030 Fund	Mutual Fund	16,823,665
*	Fidelity Freedom 2035 Fund	Mutual Fund	1,095
*	Fidelity Freedom 2040 Fund	Mutual Fund	7,082,812
*	Fidelity Freedom Income Fund	Mutual Fund	470,254
*	Fidelity Managed Income Portfolio II	Collective Trust	28,697,184
*	Fidelity Blue Chip Growth Fund	Mutual Fund	25,536,941
*	Fidelity Contrafund	Mutual Fund	6,323,862
*	Fidelity Dividend Growth Fund	Mutual Fund	12,696,789
*	Fidelity Equity Diversified International Fund	Mutual Fund	20,761,112
*	Fidelity Equity-Income Fund	Mutual Fund	8,059,245
*	Fidelity Investment Grade Bond Fund	Mutual Fund	12,323,802
*	Fidelity Low-Priced Stock Fund	Mutual Fund	17,274,865
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	5,201,765
	Lord Abbett Mid-Cap Value A	Mutual Fund	12,815,958
	MSI Small Company Growth Portfolio	Mutual Fund	8,715,062
*	Fidelity Spartan U.S. Equity Fund	Mutual Fund	25,391,395
*	IAC/InterActiveCorp Common Stock	Common Stock	18,024,927
*	Microsoft Common Stock	Common Stock	1,458,208
	Participant Loans	5.00%-11.5%	6,548,870
			$253,316,695

*                    Party-in-interest.

Note: Cost information has not been included in column (d), because all investments are participant-directed.

InterActiveCorp Retirement Savings Plan

E.I.N. 59-2712887 Plan No: 001
Schedule G, Part III

Schedule of Nonexempt Transactions
Year Ended December 31, 2004

	(b)	(c)
	Relationship to Plan,	Description of Transactions Including	(h)
(a)	Employer, or Other	Maturity Date, Rate of Interest,	Cost of
Identity of Party Involved	Party-in-Interest	Collateral, Par or Maturity Value	Asset
Citysearch	Employer	Late remittance of participant contributions for March, 2004 made April 21, 2004	$ 1,201
Access Direct	Employer	Late remittance of participant contributions for October, 2004 made November 24, 2004	13,234
PRC	Employer	Late remittance of participant interest for 2001 made August 19, 2004	20,547
PRC	Employer	Late remittance of participant contributions for October, 2004 made December 7, 2004	114,121
PRC	Employer	Late remittance of participant contributions for November, 2004 made December 22, 2004	105,859
PRC	Employer	Late remittance of participant contributions for October, 2004 made December 14, 2004	1,026

Note: Columns (d) through (g) and (i) and (j) are not applicable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVECORP RETIREMENT SAVINGS PLAN
Date: June 23, 2005	By:	/s/ KARLA PACKER
Karla Packer
Vice President, Human Resources
IAC/InterActiveCorp